Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Enterprise Segment

Verizon / MCI Transaction

The Enterprise Segment Will Remain Highly Competitive

Combining the complementary capabilities of Verizon and MCI will enable better service for enterprise customers. The transaction enhances the combined company’s ability to compete nationwide on a facilities basis and offer large-business and government customers a complete range of services, including wireless and sophisticated IP (Internet Protocol) products.

This Transaction Creates a Strong Enterprise Competitor

The combined company will be able to offer a comprehensive suite of services to address the full range of customer needs, including wireline and wireless voice and data, IP-based products, with national and global reach. Verizon also has committed to significant new investment in MCI’s global network and systems, which is a critical component of government communications systems, including those used by the Department of Defense and the Department of Homeland Security.

The enterprise segment has long been considered one of the most competitive and least concentrated segments of the communications market. Large and medium-sized enterprise customers are sophisticated purchasers of communications services and typically use competitive methods to obtain the highest quality service at the lowest possible price.

Enterprise customers spend more on data and wireless services than on wireline voice service and are migrating traffic to integrated IP networks. They are served by a diverse array of providers – including domestic interexchange carriers and CLECs, major foreign carriers, system integrators and IP applications providers, equipment providers, and cable companies, all of whom–actively market their advanced services to enterprise and business customers.

Verizon is a relatively small provider of enterprise services today, in a market served by a full set of domestic service providers (including AT&T, Sprint, Qwest, XO, Level 3, IBM, EDS, Accenture, Northrop Grumman, Lockheed Martin, etc.) and major global telecommunications providers (such as British Telecom, Deutsche Telekom, COLT, Equant, KPN Telecom and NTT). Even after the transaction, the combined Verizon-MCI share of enterprise revenues will be no more than 16-22 percent, less than the combined share of AT&T and SBC.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.